UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☐	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended
OR

☑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from July 1, 2009 to December 31, 2009
Commission File Number 1-8703
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive
Lake Forest, California 92630

INTRODUCTION
     Western Digital Corporation has established the Western Digital Corporation 401(k) Plan (the “Plan”). The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.
REQUIRED INFORMATION
     Signatures
     Financial Statements:
     These statements are listed in the Index to the Financial Statements.
     Exhibits:
     Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Date: June 4, 2010	By:	/s/ TIMOTHY M. LEYDEN
Timothy M. Leyden
Retirement, Severance, and Administrative Committee Member

WESTERN DIGITAL CORPORATION 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Note:	Additional supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Retirement, Severance, and Administrative Committee
Western Digital Corporation 401(k) Plan
Lake Forest, California
     We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(k) Plan (the “Plan”) as of December 31, 2009 and June 30, 2009, and the related statement of changes in net assets available for plan benefits for the period from July 1, 2009 to December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and June 30, 2009, and the changes in net assets available for plan benefits for the period from July 1, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at period end) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Costa Mesa, California
June 4, 2010

WESTERN DIGITAL CORPORATION 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	Dec. 31, 2009	Jun. 30, 2009
Assets
Investments, at fair value	$333,540	$261,226
Participant loans	6,054	5,510

Total investments	339,594	266,736
Non-interest bearing cash	46	1
Employer contributions receivable	434	—

Net assets available for Plan benefits, at fair value	340,074	266,737

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust funds)	(2,048)	(719)

Net assets available for Plan benefits	$338,026	$266,018

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
(in thousands)

For the period
from Jul. 1,
2009 to
Dec. 31, 2009
Changes to net assets available for Plan benefits attributable to:
Contributions:
Participant	$14,654
Participant rollover	1,398
Employer, net of forfeitures	4,332

Total contributions	20,384

Net investment income:
Net appreciation in fair value of investments	54,886
Dividend income	3,858
Interest income	164

Total net investment income	58,908

Distributions:
Benefits paid to participants	(7,243)
Other expenses	(41)

Total distributions	(7,284)

Net increase in net assets available for Plan benefits	72,008
Net assets available for Plan benefits:
Beginning of period	266,018

End of period	$338,026

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
Notes to Financial Statements
(1) Description of the Plan
     General
     The following description of the Western Digital Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     During 2009, the Plan changed its fiscal year end from June 30 to December 31. Accordingly, the accompanying financial statements consist of the statements of net assets available for Plan benefits as of December 31, 2009 and June 30, 2009, and the related statement of changes in net assets available for Plan benefits for the period from July 1, 2009 to December 31, 2009.
     Administration of the Plan
     The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees.
     Contributions
     Employees paid from the Western Digital Corporation (the “Company”) United States payroll that are not covered by a collective bargaining agreement, are not a consultant, intern, independent contractor, leased or temporary employee, or any person not treated as a common-law employee, are eligible to participate in the Plan and to receive employer matching contributions immediately upon hire. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time. The accounts of participants who have never made an investment election are allocated to investments under a qualified default investment alternative which is compliant with ERISA regulations. At any time participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
     During the period ended December 31, 2009, eligible employees were able to contribute up to 30% of their eligible compensation on a pre-tax basis, provided that contributions did not exceed Internal Revenue Service (“IRS”) limitations, and up to 10% of their eligible compensation on an after-tax basis. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to IRS limitations. The amount of the catch up contribution is not eligible for matching contributions under the Plan. The Plan also allows employees to contribute balances from other qualified plans (“rollover contributions”). The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s pre-tax contributions for the contribution cycle not to exceed 5% of the eligible participant’s compensation, provided, however, that each eligible participant shall receive a minimum annual basic matching contribution, as defined, equal to fifty percent (50%) of the first $4,000 of pre-tax contributions for any calendar year. The Company may also make additional contributions at its discretion. During the period ended December 31, 2009, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

     Investments
     As of December 31, 2009 and June 30, 2009, the Plan had 27 and 28 investment options, respectively, available to eligible participants in the Plan. As of December 31, 2009 and June 30, 2009, all of the Plan’s assets were invested in mutual funds, common collective trust funds, Western Digital Corporation common stock, publicly traded equity investments or participant loans. Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis. However, effective January 1, 2010, participants may direct no more than 20% of their new contributions into the Western Digital Corporation Stock Fund. In addition, participants are not permitted to exchange or reallocate assets that would result in an investment of greater than 20% of their vested account balance in the Western Digital Corporation Stock Fund. Participants may also transfer up to a maximum of 25% of their overall Plan balance, less any outstanding loan amounts, to the Tradelink Investment account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows Plan participants to invest in various common stock and mutual funds.
     Participant Loans
     Loans can be made to a participant at a minimum of $1,000 and up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants’ accounts in the same manner as their current contributions. Effective January 1, 2010, the maximum number of active loans a Plan participant may have at a time was reduced from two to one. The annual interest rate charged on employee loans outstanding during the period ended December 31, 2009 ranged from 4.25% to 10.50%. Loans that are considered in default are reported as a deemed distribution, which is a taxable event for the participant.
     Participant Accounts
     A separate account is maintained for each participant in each designated fund. Each account is adjusted for employee and employer contributions, net investment income or loss, and expenses, on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund. Fees are charged for the purchase and subsequent sale of certain Plan investments within a specified time frame (“redemption fees”) and for the origination of a loan, and are allocated to participants’ accounts. The benefit that each participant is entitled to is equal to the vested interest in their account balance.
     Payment of Benefits and Forfeitures
     Benefits are generally payable to participants upon attainment of age fifty-nine and one half (“in-service withdrawal”), disability, death, hardship or termination of employment. In-service withdrawals may be taken from rollover accounts, after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one half. Upon termination of service, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During the period ended December 31, 2009, Plan forfeitures totaling approximately $25,000 were used to reduce employer contributions or pay administrative fees. Unallocated forfeitures at December 31, 2009 and June 30, 2009 were approximately $194,000 and $153,000, respectively.

     Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.
     Vesting
     Participants are at all times one hundred percent vested in the value of their voluntary contributions, their rollover contributions, and the Company’s profit sharing contributions. A participant vests 20% in employer contributions after one year of service and 20% annually thereafter (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death.
     Administrative Expenses
     The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the period ended December 31, 2009, were approximately $41,000 and are in included in other expenses in the statement of changes in net assets available for Plan benefits.
     Plan Amendment
     On August 12, 2009, the Committee approved the amendment and restatement of the Plan document using a prototype plan document, effective January 1, 2010. Accordingly, the Plan was amended to, among other things, change the Plan year end to December 31 from June 30, with a resulting short Plan year ended December 31, 2009. Effective January 1, 2010, the number of loans outstanding allowed by the Plan was reduced from two loans to one loan, there will be a 30-day waiting period between loans, and participants who terminate employment with an aggregate vested account balance of $5,000 or less will receive an automatic distribution of their account balance to an individual retirement account (“IRA”).
(2) Summary of Significant Accounting Policies
     Basis of Presentation
     The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for Plan benefits as of December 31, 2009 and June 30, 2009 and changes in net assets available for Plan benefits for the period from July 1, 2009 to December 31, 2009.
     Valuation of Investments and Income Recognition
     The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for disclosure of the Plan’s fair value measurements.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year or period.
     The T. Rowe Price Stable Value Fund, which is a common collective trust fund, invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for Plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fully benefit-responsive investment contracts are adjusted to contract value from fair value. The statement of changes in net assets available for Plan benefits is prepared on a contract value basis.

     Payment of Benefits
     Benefits are recorded when paid. At December 31, 2009 and June 30, 2009, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid at that date.
     Use of Estimates
     The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could materially differ from those estimates.
(3) Fair Value Measurements
     Financial assets and liabilities that are re-measured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:
     Level 1. Quoted prices in active markets for identical assets.
     Level 2. Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
     Level 3. Inputs that are unobservable for the asset and that are significant to the fair value of the assets.

     The following presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting
	Date using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Mutual funds:
Fixed income (1)	$28,395	$—	$—	$28,395
Growth (2)	53,738	—	—	53,738
Balance (3)	48,395	—	—	48,395
Value (4)	58,621	—	—	58,621

Total mutual funds	$189,149	$—	$—	$189,149

Common collective trust funds:
Index fund (5)	$—	$28,770	$—	$28,770
Other (6)	—	68,195	—	68,195

Total common collective trust funds	$—	$96,965	$—	$96,965

Western Digital Corporation common stock	$46,589	$—	$—	$46,589

Participant loans	$—	$—	$6,054	$6,054

Tradelink investment accounts:
Common stocks	$662	$—	$—	$662

Mutual funds:
Other (7)	135	—	—	135
Growth (2)	29	—	—	29
Value (4)	7	—	—	7
Index fund (5)	4	—	—	4

Total Tradelink mutual funds	$175	$—	$—	$175

Total assets at fair value	$236,575	$96,965	$6,054	$339,594

(1)	These diversified funds focus on total return and employ bottom-up strategies such as analyzing and selecting certain securities as well as top-down strategies such as exposure to interest rates.

(2)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(3)	These diversified funds invest in other mutual funds.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These funds seek to track the performance of the S&P 500 index.

(6)	These funds focus on maintaining investment principal while providing a yield by investing in a diversified portfolio of structured investment contracts and/or short-term securities.

(7)	These funds invest in short-term debt and equity securities with maturities of 13 months or less.

     The following presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of June 30, 2009, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	Fair Value Measurements at Reporting
	Date using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Mutual funds:
Fixed income (1)	$23,474	$—	$—	$23,474
Growth (2)	40,111	—	—	40,111
Balance (3)	34,775	—	—	34,775
Value (4)	42,329	—	—	42,329

Total mutual funds	$140,689	$—	$—	$140,689

Common collective trust funds:
Index fund (5)	$—	$24,011	$—	$24,011
Other (6)	—	60,308	—	60,308

Total common collective trust funds	$—	$84,319	$—	$84,319

Western Digital Corporation common stock	$35,552	$—	$—	$35,552

Participant loans	$—	$—	$5,510	$5,510

Tradelink investment accounts:
Common stocks	$469	$—	$—	$469

Mutual funds:
Other (7)	166	—	—	166
Growth (2)	23	—	—	23
Value (4)	5	—	—	5
Index fund (5)	3	—	—	3

Total Tradelink mutual funds	$197	$—	$—	$197

Total assets at fair value	$176,907	$84,319	$5,510	$266,736

(1)	These diversified funds focus on total return and employ bottom-up strategies such as analyzing and selecting certain securities as well as top-down strategies such as exposure to interest rates.

(2)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(3)	These diversified funds invest in other mutual funds.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These funds seek to track the performance of the S&P 500 index.

(6)	These funds focus on maintaining investment principal while providing a yield by investing in a diversified portfolio of structured investment contracts and/or short-term securities.

(7)	These funds invest in short-term debt and equity securities with maturities of 13 months or less.
     Mutual Funds. The Plan’s mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan.
     Common Collective Trust Funds. The beneficial interest of each participant is represented in units which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price.
     The Index fund category calculates fair value for equity securities traded on national exchanges or on the over the counter market based on the last quoted price on the valuation date. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data.

     The Other category calculates fair value for GICs and other investment products with similar characteristics based on the market value or by discounting the scheduled future payments utilizing observable market data at the valuation date. The fair value of separate account contracts is based on the fair value of securities held by the issuer that are designated for payment of benefit-responsive withdrawals and by issuer quotes. The fair value of wrap contracts is based on the discounted present value of the difference between the current wrap contract cost and its replacement cost. Fair value for debt securities is based on amortized cost, dealer prices, or by an independent pricing service that utilizes observable market data. Fair value for futures contracts are valued at closing settlement prices and investments in other trusts are valued at the other trust’s closing NAV on the valuation date.
     Western Digital Corporation Common Stock. The Plan’s Western Digital Corporation common stock is valued at the closing price reported by the national securities exchange on which the investment is traded.
     Participant Loans. The Plan’s participant loans are valued at amortized cost, which approximates fair value.
     Tradelink Investment Accounts. The Plan’s Tradelink investments are valued at the closing price reported by the national securities exchanges on which the investments are traded.
     Plan investments that calculate NAV consist of Mutual Funds and Common Collective Trust Funds. At December 31, 2009, the Plan had no unfunded commitments related to these investments. The redemption of these investments is subject to the preference of individual Plan participants and contain no restrictions on the timing of redemption, however, participant redemptions may be subject to certain redemption fees.
     The following presents the changes in Level 3 instruments measured on a recurring basis for the period from July 1, 2009 to December 31, 2009 (in thousands):

Participant
Loans
June 30, 2009	$5,510
Issuances, repayments, and settlements, net	544

December 31, 2009	$6,054

(4) Investments
     The following presents the Plan’s investments as of December 31, 2009 and June 30, 2009, with individual investments that represent 5% or more of the Plan’s net assets available for Plan benefits, separately identified (in thousands):

	Dec. 31,	Jun. 30,
	2009	2009
Common Stock:
Western Digital Corporation	$46,589	$35,552
Mutual Funds:
Equity Income Fund	19,356	14,387
PIMCO Total Return Fund II	20,556	18,128
Mid-Cap Growth Fund	23,849	17,771
Dodge & Cox International Stock Fund	20,451	13,452
Small-Cap Value Fund	18,814	14,490
Common Collective Trust Funds:
Equity Index Trust	28,770	24,011
Stable Value Fund	68,195	60,308
All Investments less than 5% of Plan Assets	93,014	68,637

Total Investments	$339,594	$266,736

     The Plan’s investments, including gains and losses on investments bought and sold as well as held during the period appreciated in value as follows (in thousands):

For the period
from Jul. 1,
2009 to
Dec. 31, 2009
Common Stock	$20,962
Mutual Funds	27,246
Common Collective Trust Funds	6,678

$54,886

(5) Profit Sharing Feature
     All eligible employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan. During the period ended December 31, 2009, the Company made no profit sharing contributions to the Plan.
(6) Party-In-Interest Transactions
     Certain investments in mutual funds, investments within the Tradelink investment account and assets held in common collective trust funds within the Plan are managed by T. Rowe Price Trust Company, the Plan’s trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid approximately $13,000 to T. Rowe Price Trust Company in fees and expenses for the period ended December 31, 2009. Of this amount, Plan participants paid approximately $1,000 in redemption fees, approximately $1,000 related to third party advice services, and $11,000 in loan origination fees to the T. Rowe Price Trust Company during the period ended December 31, 2009. Redemption fees, third party advice services and loan origination fees are included in other expenses in the statement of changes in net assets available for Plan benefits.
(7) Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.
(8) Tax Status
     The Internal Revenue Service has determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter and, effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan which the IRS had determined as of March 31, 2008 was designed in accordance with the applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(9) Risks and Uncertainties
     The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds and Western Digital Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.
     Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.
     As of December 31, 2009 and June 30, 2009, approximately 14% and 13%, respectively, of total Plan investments were invested in Western Digital Corporation common stock. For risks and uncertainties regarding Western Digital Corporation, please refer to the risk factors presented in Western Digital Corporation’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.
(10) Reconciliation of the Financial Statements to the Form 5500
     The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2009 and June 30, 2009:

	Dec. 31,	Jun. 30,
	2009	2009
Net assets available for Plan benefits per the financial statements	$338,026	$266,018
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	2,048	719

Net assets available for Plan benefits per the Form 5500	$340,074	$266,737

     The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500 for the period ended December 31, 2009:

Total net increase in net assets available for Plan benefits per the financial statements	$72,008
Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common collective trust funds)	1,329

Total net increase in net assets available for Plan benefits per the Form 5500	$73,337

WESTERN DIGITAL CORPORATION 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at Period End)
December 31, 2009
(in thousands**)

Identity of Issue, Borrower, Lessor	Description of Investment,	Current
or Similar Party	Including Collateral or Par Value	Value
Common Stock:
* Western Digital Corporation	1,055 shares common stock, $.01 par value	$46,589

Mutual Funds:
Bond Funds:
Pacific Investment Management Company	1,967 shares PIMCO Total Return Fund II	20,556

Pacific Investment Management Company	891 shares PIMCO High Yield Fund	7,839
Stock Funds:
	683 shares T. Rowe Price Science &
* T. Rowe Price Trust Company	Technology Fund	15,104
* T. Rowe Price Trust Company	922 shares T. Rowe Price Equity Income Fund	19,356
* T. Rowe Price Trust Company	638 shares T. Rowe Price Small-Cap Value Fund	18,814
* T. Rowe Price Trust Company	502 shares T. Rowe Price Mid-Cap Growth Fund	23,849
	642 shares T. Rowe Price Dodge & Cox
* T. Rowe Price Trust Company	International Stock Fund	20,451
* T. Rowe Price Trust Company	75 shares Retirement Income Fund	913
* T. Rowe Price Trust Company	84 shares Retirement 2005 Fund	873
* T. Rowe Price Trust Company	220 shares Retirement 2010 Fund	3,065
* T. Rowe Price Trust Company	498 shares Retirement 2015 Fund	5,317
* T. Rowe Price Trust Company	656 shares Retirement 2020 Fund	9,576
* T. Rowe Price Trust Company	816 shares Retirement 2025 Fund	8,653
* T. Rowe Price Trust Company	579 shares Retirement 2030 Fund	8,750
* T. Rowe Price Trust Company	439 shares Retirement 2035 Fund	4,674
* T. Rowe Price Trust Company	236 shares Retirement 2040 Fund	3,581
* T. Rowe Price Trust Company	147 shares Retirement 2045 Fund	1,484
* T. Rowe Price Trust Company	105 share Retirement 2050 Fund	888
* T. Rowe Price Trust Company	74 shares Retirement 2055 Fund	621
Old Mutual Strategic Small Company Fund	397 shares Old Mutual Strategic Small Company Fund	3,551
Mainstay Large Cap	1,626 shares Mainstay Large Cap Growth Fund	10,176
Domini Social Equity Fund	130 shares Domini Social Equity Fund	1,058

Total mutual funds		189,149

Common Collective Trust Funds:
* T. Rowe Price Trust Company	66,146 units T. Rowe Price Stable Value Fund	68,195
* T. Rowe Price Trust Company	828 units T. Rowe Price Equity Index Trust	28,770

Total common collective trust funds		96,965

Other:
* Tradelink Investments	Various publicly traded equity and mutual fund investments	837

* Participant Loans	Interest rates range from 4.25% to 10.50% maturing at various dates through 2019; balances collateralized by vested participant accounts	6,054

		$339,594

*	Party-in-interest.

**	Except for par value and number of participant loans.

Note: Cost information is not required for participant directed investments.

WESTERN DIGITAL CORPORATION 401(k) PLAN
INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP